NON-COMPETITION AGREEMENT

THIS AGREEMENT is made as of the 28th day of February, 2003,

BETWEEN:

4123212 CANADA LTD., a corporation existing under the laws of Canada;

(“Subco”)

- and -

FORDING COAL PARTNERSHIP, a general partnership existing under the laws of Alberta;

(the “Partnership”)

- and -

FORDING CANADIAN COAL TRUST, an open-ended mutual fund trust existing under the laws of Alberta;

(the “Fund”)

(Subco, the Partnership and the Fund are collectively referred to as the “Fording Parties”)

- and -

LUSCAR LTD., a corporation existing under the laws of Alberta;

- and -

LUSCAR ENERGY PARTNERSHIP, a general partnership existing under the laws of Ontario;

(Luscar Ltd. and Luscar Energy Partnership are collectively referred to as the “Luscar Parties”)

- and -

TECK COMINCO LIMITED, a corporation existing under the laws of Canada;

solely in its capacity as Managing Partner of the Partnership (“Teck”)

RECITALS:

A.

On January 12, 2003, Fording, Teck, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board and Sherritt International Corporation entered into a combination agreement (the “Combination Agreement”).

B.

It is a condition to the completion of the transactions contemplated by the Combination Agreement that the Fording Parties and the Luscar Parties enter into this Non-Competition Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1

Definitions

In this Agreement, the following terms shall have the following meanings:

(a)

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the possession, directly or indirectly, of the power to direct the management and policies/business or affairs of a Person whether through the ownership of voting securities or otherwise; and for such purposes as at the date of this Agreement (i) Ontario Teachers’ Pension Plan Board and Sherritt International Corporation shall be Affiliates of each of the Luscar Parties; and (ii) Teck shall not be an Affiliate of the Fording Parties;

(b)

“Byproduct Metallurgical” has the meaning given that term in Section 2.2;

(c)

“Byproduct Thermal” has the meaning given that term in Section 2.1;

(d)

“Common Schedule” means the schedule entitled “Common Definitions, Principles of Interpretation and General Provisions”, which is attached to and forms an integral part of this Agreement;

(e)

“Independent Trustees” means those trustees of the Fund who are considered an “Independent Trustee” under the terms of the Declaration of Trust; and

(f)

“Territory” means Canada.

Terms that are defined in the Common Schedule and not otherwise defined in this Agreement have the meanings given to those terms in the Common Schedule.

1.2

Interpretation and General Provisions

(a)

Application of Common Schedule – The rules of interpretation and general provisions set forth in the Common Schedule apply to this Agreement.

(b)

Severability – If a court or other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

(c)

Amendment – No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.3

Teck Not Bound

(a)

Notwithstanding any other provision of this Agreement nor Teck’s execution of this Agreement, but subject to Section 1.3(b), neither Teck nor any of its Affiliates shall be bound by this Agreement, nor shall this Agreement be enforceable against Teck or its Affiliates.

(b)

For so long as Teck is Managing Partner of the Partnership, Teck covenants to cause the Partnership to be operated so as not to contravene the covenants of the Partnership set forth in this Agreement.

ARTICLE 2
NON-COMPETITION

2.1

Non-Competition of Fording Parties

Subject to Section 2.3, each of the Fording Parties jointly and severally covenants with each of the Luscar Parties that none of the Fording Parties nor any of their Affiliates shall, for a period of five (5) years from the date of this Agreement within the Territory, except to the extent permitted by this Agreement, either alone or in conjunction with any Person, whether as principal, agent, consultant, employee, shareholder, or in any other manner whatsoever (other than a holding of shares or other voting securities listed on a recognized North American stock exchange that does not exceed five percent (5%) of the outstanding shares or other voting securities so listed), directly or indirectly, operate, own, lease or contract mine any assets or business engaged in the mining, contract mining, selling or consumption for the purposes of power generation, of thermal coal within the Territory, except for assets or businesses engaged in mining, contract mining or selling that primarily produce metallurgical coal but (i) produce thermal coal incidentally from such operations (“Byproduct Thermal”); or (ii) blend thermal coal with other coal so as to be marketed as metallurgical coal.  For greater certainty, each of the Fording Parties and its Affiliates shall be permitted to sell Byproduct Thermal and thermal coal blended with other coal so as to be marketed as metallurgical coal without restriction.

2.2

Non-Competition by Luscar Parties

Subject to Section 2.3, each of the Luscar Parties jointly and severally covenants with each of the Fording Parties that none of the Luscar Parties nor any of their Affiliates shall, for a period of five (5) years from the date of this Agreement within the Territory, except to the extent permitted by this Agreement, either alone or in conjunction with any Person, whether as principal, agent, consultant, employee, shareholder, or in any other manner whatsoever (other than a holding of shares or other voting securities listed on a recognized North American stock exchange that does not exceed five percent (5%) of the outstanding shares or other voting securities so listed), directly or indirectly, operate, own, lease or contract mine any assets or business engaged in the mining, contract mining, selling or consumption for the purposes of power generation, of metallurgical coal within the Territory, except for assets or businesses engaged in mining, contract mining or selling that primarily produce thermal coal but produce metallurgical coal incidentally from such operations (“Byproduct Metallurgical”).

2.3

Permitted Activities

(a)

Notwithstanding Section 2.1 or 2.2, nothing in this Agreement shall prevent any of the Fording Parties or the Luscar Parties, or any of their respective Affiliates, from performing obligations under or conducting any activities specifically permitted by the Combination Agreement or any of the other documents delivered pursuant to the Combination Agreement. For greater certainty, nothing in this Agreement shall prevent any of the Luscar Parties or the Fording Parties who are required by the terms of the asset sale or contribution agreements delivered pursuant to the Combination Agreement or the Plan of Arrangement to continue to own, hold or operate contracts, licences, leases, agreements, commitments, entitlements or engagements because they are not assignable, provided such activity is undertaken solely for such purpose in accordance with the terms of such agreements and only for the continuation of the remaining term of such commitment (without extension thereof).

(b)

The Parties agree that Section 2.1 does not prohibit one or more of the Fording Parties or any of their Affiliates from owning, developing or participating in power projects which primarily utilize Byproduct Thermal in which the Fording Parties or their Affiliates have, in the aggregate, contributed cash or assets to acquire a 33J% or greater equity interest, and only during the period in which they retain such 33J% or greater equity interest.

ARTICLE 3
MARKETING

3.1

Marketing Arrangements for Byproduct Thermal

Subject to the approval of the Independent Trustees, the Partnership and one or more of the Luscar Parties shall enter into an agreement to appoint the Luscar Parties as the marketing agent of the Partnership and its Affiliates with respect to Byproduct Thermal sales to customers within the Territory, other than sales under any contracts already in place on the Closing Date, including subsequent extensions of any such contracts.  Such agency contract shall:

(a)

be on arm’s length commercial terms;

(b)

have a stated term not to exceed five (5) years from the Closing Date; and

(c)

be terminable without penalty at the election of the Partnership with the approval of the Independent Trustees at any time after the expiry of two (2) years from the Closing Date.

3.2

Marketing Arrangements for Byproduct Metallurgical

The Luscar Parties and their Affiliates shall only be permitted to sell Byproduct Metallurgical if the Partnership or one of its Affiliates acts as the marketing agent for such Persons with respect to those sales.  The Partnership agrees to act, and agrees to cause any such Affiliate to act, in a commercially reasonable manner as marketing agent for such sales.

ARTICLE 4
MISCELLANEOUS PROVISIONS

4.1

Notices

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been given if given by personal delivery or by telecopy addressed to the recipient as follows:

To the Partnership:

Fording Coal Partnership
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

(403) 265-5769
Attention:      President and Chief Executive Officer

with a copy to:

Teck Cominco Limited
Suite 600 – 200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Facsimile No.:

(604) 687-6100
Attention       Chief Executive Officer

To the Fund or Fording:

Fording Canadian Coal Trust
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R4

Facsimile No.:

(403) 265-5769
Attention:       President

To Luscar Ltd.:

Luscar Ltd.
1600, 10235 – 101 Street
Edmonton, Alberta
T5J 3G1

Facsimile No.:

(780) 420-5877
Attention:        Legal Department

To Luscar Energy Partnership:

Luscar Energy Partnership
c/o its Manager
Sherritt International Corporation
1133 Yonge Street
Toronto, Ontario
M4T 2Y7

Facsimile No.:

(416) 935-2284
Attention:          General Counsel and

Chief Financial Officer

or to such other address, individual or telecopy number as may be designated by notice given by either Party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed transmission thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.2

Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement.

4.3

Execution by the Fund

The Parties acknowledge that the trustees of the Fund (the “Trustees”) are entering into this agreement solely in their capacity as Trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustees or any of the unitholders of the Fund (the “Unitholders”) and that any recourse against the Fund, the Trustees or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Fund’s assets.

4.4

Term Sheet Superseded

For greater certainty, the Parties agree that this Agreement supersedes the “Reciprocal Non-Competition Agreement Term Sheet” attached as Schedule 2.3(n) to the Combination Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have executed this Non-Competition Agreement.

4123212 CANADA LTD.
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: Vice-President & Chief Financial Officer
FORDING COAL PARTNERSHIP, by its authorized signatories for and on behalf of its partners
By:	/s/ Allen Hagerman
Name: Allen Hagerman
Title: (Fording Signatory)

By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Authorized signatory of Teck Cominco Limited
FORDING CANADIAN COAL TRUST, by its authorized signatories for and on behalf of its Trustees
By:	/s/ Michael A. Grandin
Name: Michael A. Grandin
Title: Authorized Signatory
By:
Name:
Title: Authorized Signatory
LUSCAR LTD.
By:	/s/ Allen Maydonik
Name: Allen Maydonik
Title: Vice-President, General Counsel and Secretary

LUSCAR ENERGY PARTNERSHIP, by its authorized signatories for and on behalf of its partners
By:	/s/ Jowdat Waheed
Name: Jowdat Waheed
Title: Management Committee Member

TECK COMINCO LIMITED, solely in its capacity as Managing Partner of the Partnership
By:	/s/ Peter Rozee
Name: Peter Rozee
Title: Vice President, Commercial & Legal Affairs

COMMON SCHEDULE
COMMON DEFINITIONS, PRINCIPLES OF INTERPRETATION AND GENERAL PROVISIONS

1.

Definitions

In the Agreement, the following words and terms have the respective meanings set out below:

(a)

[Definition Intentionally Deleted]

(b)

“Agreement” means the agreement to which this schedule forms a part, including this schedule and all other schedules, and all amendments or restatements as permitted, and references to “Article”, “Section”, or “Schedule” mean the specified Article, Section, or Schedule of the agreement;

(c)

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta, the Province of British Columbia or the Province of Ontario, on which the principal commercial banks in downtown Calgary, Vancouver and Toronto are generally open for the transaction of commercial banking business;

(d)

“Closing” means the completion of the transactions contemplated by the Plan of Arrangement;

(e)

“Closing Date” or “Effective Date” means the date on which the Plan of Arrangement becomes effective as evidenced by the date on the Certificate of Arrangement issued in connection with the Transaction pursuant to Section 192(7) of the Canada Business Corporations Act;

(f)

“Declaration of Trust” means the declaration of trust made as of February 26, 2003, governed by the laws of the Province of Alberta, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(g)

“FCL” means Fording Coal Limited, a corporation existing under the laws of Canada, and, where the context so requires, its successors (including for this purpose, New Fording);

(h)

“Fording” means Fording Inc., as constituted at the commencement of the date hereof, a corporation existing under the laws of Canada;

(i)

“Fund” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

(j)

“GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

(k)

“Industrial Minerals Operations” means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New

York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

(l)

“Material Change” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4 as at the date hereof;

(m)

“New Fording” means the successor corporation following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the Plan of Arrangement;

(n)

“Parties” means the parties to the Agreement and “Party” means any one of them;

(o)

“Partnership” means Fording Coal Partnership, a general partnership formed under the laws of Alberta the initial Partners of which are FCL, Teck Cominco Limited, Quintette Coal Partnership and Teck–Bullmoose Coal Inc.

(p)

“Person” means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated trust, body corporate, agency or where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(q)

“Plan of Arrangement” means the plan of arrangement which provides for the reorganization of the business of Fording under the Fund, approved by securityholders of Fording at a meeting called for that purpose on February 19, 2003, and any amendment or variation made in accordance with the terms thereof;

(r)

[Definition Intentionally Deleted]

(s)

“Subco” means 4123212 Canada Ltd., an indirect, wholly owned subsidiary of Fording with no material assets or liabilities, existing under the laws of Canada;

(t)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement), as amended;

(u)

“Transaction” means collectively those steps and transactions contemplated by the Plan of Arrangement.

2.

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of the Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law – The Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

(e)

Including - Where the words "including" or "includes" are used in the Agreement, it means "including (or includes) without limitation".

(f)

No Strict Construction - The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(j)

Accounting – Wherever in the Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

3.

General Provisions

(a)

[Provision Intentionally Deleted]

(b)

Enurement - The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(c)

Further Assurances - The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

(d)

Execution and Delivery - The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.